FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Davis, Susan F.	2. Issuer Name and Ticker or Trading Symbol Johnson Controls, Inc. (JCI)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Vice President, Human Resources
(Last) (First) (Middle) 5757 N. Green Bay Avenue P.O. Box 591	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year November 20, 2002
(Street) Milwaukee, WI 53201-0591		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								29,975.976	D
Common Stock								888	I	By 401(k) Plan Trust
Preferred Stock Series D								990	I	By 401(k) Plan ESOP Trust
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Phantom Stock Units/Excess Benefit Plan-Common	1-for-1							(1)	(2)	Common Stock	650		650	D
Phantom Stock Units/Excess Benefit Plan-Preferred	1-for-1							(3)	(4)	Preferred Stock Series D	636		636	D
Stock Option/Tandem SAR (5)	$57.7813							11/18/00	11/18/08	Common Stock	10,000		10,000	D
Stock Option	57.7813							11/18/00	11/18/08	Common Stock	10,000		10,000	D
Stock Appreciation Rights/Tandem Stock Option (6)	57.7813							11/18/00	11/18/08	Common Stock	10,000		10,000	D
Stock Option	58.4063							11/17/01	11/17/09	Common Stock	17,000		17,000	D
Stock Option	$56.8438							11/15/02	11/15/10	Common Stock	25,000		25,000	D
Stock Option	$80.23							11/14/03	11/14/11	Common Stock	20,000		20,000	D
Stock Option	80.595	11/20/02		A		25,000		11/20/04(7)	11/20/12	Common Stock	25,000		25,000	D
Phantom Stock Units/EICP	1-for-1							(8)	(9)	Common Stock	2,907.5		2,907.5	D
Phantom Stock Units/LTPP	1-for-1							(10)	(11)	Common Stock	5,372.9		5,372.9	D

Explanation of Responses:

(1) The phantom stock units were accrued under the Johnson Controls Equalization 401(k) Benefit Plan and are to be settled 100% in cash upon the reporting person's retirement.
(2) The phantom stock units were accrued under the Johnson Controls Equalization 401(k) Benefit Plan and are to be settled 100% in cash upon the reporting person's retirement.
(3) The phantom stock units were accrued under the Johnson Controls Equalization 401(k) Benefit Plan and are to be settled 100% in cash upon the reporting person's retirement.
(4) The phantom stock units were accrued under the Johnson Controls Equalization 401(k) Benefit Plan and are to be settled 100% in cash upon the reporting person's retirement.
(5) The stock appreciation right and the employee stock option were granted in tandem. Accordingly, the exercise of one results in the expiration of the other.
(6) The stock appreciation right and the employee stock option were granted in tandem. Accordingly, the exercise of one results in the expiration of the other.
(7) The options become exercisable two years after the grant date in 50% increments on 11/20/04 and 11/20/05.
(8) The phantom stock units were accrued under the Johnson Controls Executive Incentive Compensation Plan and are to be settled 100% in cash upon retirement.
(9) The phantom stock units were accrued under the Johnson Controls Executive Incentive Compensation Plan and are to be settled 100% in cash upon retirement.
(10) The phantom stock units were accrued under the Johnson Controls Long-Term Performance Plan and are to be settled 100% in cash upon retirement.
(11) The phantom stock units were accrued under the Johnson Controls Long-Term Performance Plan and are to be settled 100% in cash upon retirement.

By: /s/ Arlene D. Gumm Attorney-in-Fact for Susan F. Davis **Signature of Reporting Person	11/21/2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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